Exhibit 99.9

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY
ACT OF 2002

In connection with the Annual Report of Hut 8 Mining Corp. on Form 40-F for the year ended December 31, 2021, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned Chief Financial Officer of Hut 8 Mining Corp., hereby certifies, to such officer’s knowledge, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Hut 8 Mining Corp.

Dated: March 17, 2022

By:	/s/ Shane Downey
Chief Financial Officer Hut 8 Mining Corp.